

November 22, 2013

Via E-mail
Mr. Kenneth R. Allen
Chief Financial Officer
Texas Industries Inc.
1341 West Mockingbird Lane, Suite 700W
Dallas, TX 75247-6913

Re: Texas Industries Inc.
Form 10-K for Fiscal Year Ended May 31, 2013
Filed July 22, 2013
File No. 1-4887

Dear Mr. Allen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 31, 2013

Financial Statements

Consolidated Statements of Operations, page 34

1.   In future annual reports, please provide the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but **consecutive** statements. Please refer to ASU 2011-5, as amended by ASU 2011-12.

Note 1 – Summary of Significant Accounting Policies, Goodwill and Goodwill Impairment, page 39

2.   In regard to your exchange of the expanded shale and clay lightweight aggregates manufacturing business for the ready-mix concrete business of subsidiaries of Trinity Industries on March 22, 2013, please more fully explain to us how you determined the purchase price and the fair values of the assets and liabilities you acquired, including property, plant and equipment and any intangible assets. If no intangible assets, other than goodwill, were identified, please explain why. Also, please more fully explain to us why the amount of goodwill you recorded was so significant, particularly in light of the fact that the consumer products segment has and continues to generate negative gross profit margins. Since you have engaged in several asset exchanges during the periods presented, please revise future filings to provide enhanced MD&A disclosures of the reasons for the exchanges and their impact on your results.

Note 8 – Retirement Plans, page 50

3.   In future filings, please provide enhanced MD&A disclosure of the financial statement geography of net periodic pension costs associated with your retirement plans. Your current disclosure only indicates that amounts were charged to "costs and expenses." Please provide us your draft disclosure revisions with your response.

Note 10 – Legal Proceedings and Contingent Liabilities, page 55

4.   In future filings, including your next quarterly filing, please expand the disclosures regarding your litigation to provide an update of any recent developments, including hearings, court rulings, appeals, and the status of general proceedings and disclose when you expect the matters to be resolved. For instance, we note after the Shellman lawsuit, five additional putative class action lawsuits were filed and four were stayed until the Shellman lawsuit is finally determined. However, we note minimal revisions to your disclosures during the periods presented, no discussions of any recent proceedings related to the Shellman lawsuit or the lawsuit that was not stayed, no disclosures indicating scheduled or anticipated proceedings relative to either lawsuit, and no disclosures indicating when you expect the matters to be resolved. Please provide us your draft disclosure revisions with your response.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel, at (202) 551-3723, or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief